UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER:
001-14804

CUSIP NUMBER:
03737P306

(Check One):  Form 10-K; Form 20-F Form 11-K Form 10-Q Form N-SAR

For Period Ended: December 31, 2004

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: not applicable

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:
OAO TATNEFT

Former Name if Applicable:

Address of Principal Executive Office (Street and Number)
75 Lenin Street

City, State and Zip Code
Almetyevsk, Tatarstan, Russia, 423450

Page 1 of 3 Pages

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

As described in the Form 12b-25 filed with the Securities and Exchange Commission (the “SEC”) by OAO Tatneft (the “Company”) on June 30, 2004 and in the Reports on Form 6-K furnished to the SEC by the Company on July 23, September 30 and December 6, 2004 and March 9 and June 20, 2005, the completion of the audit of the Company’s financial statements under U.S. generally accepted accounting principles (“U.S. GAAP”) for the year ended December 31, 2003 (the “2003 financial statements”) and the filing of the Company’s Annual Report on Form 20-F for that year (the “2003 20-F”) have been delayed. As a result, the audit of the Company’s financial statements under U.S. GAAP for the year ended December 31, 2004 (the “2004 financial statements”) has not yet commenced and cannot be completed by June 30, 2005 or July 15, 2005, and accordingly the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 (the “2004 20-F”) cannot be filed by either of those dates. The Company expects that the 2003 20-F will be filed with the SEC by July 15, 2005 and that the audit of the 2004 financial statements will commence promptly thereafter. To keep the market informed pending completion of the audit of the 2004 financial statements and the filing of the 2004 20-F, the Company (i) has released to the public the report of its independent oil and gas consultants, Miller and Lents, Ltd., on estimated Proved Reserves, Future Net Revenues, and Present Values of Future Net Revenues of the Company as of January 1, 2005, (ii) intends to include in the 2003 20-F updated information on its oil and gas reserves and certain other matters and (iii) intends to release to the public, as soon as reasonably practicable, copies of the Company’s annual report to shareholders, including audited financial statements for the year ended December 31, 2004 prepared in accordance with the Regulations on Accounting and Reporting of the Russian Federation.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

(Name)	(Area Code)	(Telephone Number)
Vasily Mozgovoi	+7 095	937 55 33

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

 Yes    No

Page 2 of 3 Pages

Annual Report on Form 20-F for the period ended December 31, 2003

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 Yes    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AO TATNEFT
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2005	By: /s/ Vladimir P. Lavuschenko

	Name:	Vladimir P. Lavushchenko
	Title:	Deputy General Director for Economics,
Chairman of Disclosure Committee

Page 3 of 3 Pages